                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                  (check one):


[X]  Form 10-K    [_] Form 20-F  [_] Form 11-K  [_]Form 10-Q  [_] Form N-SAR

     For Period Ended:             December 31, 1996

     [_]   Transition Report on Form 10-K
     [_]   Transition Report on Form 20-F
     [_]   Transition Report on Form 11-K
     [_]   Transition Report on Form 10-Q
     [_]   Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________

                 _____________________________________________

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                         information contained herein.

                 ______________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

_______________________________

Part I - Registrant Information
_______________________________

Full Name of Registrant:

                             The Score Board, Inc.
                             1951 Old Cuthbert Road
                         Cherry Hill, New Jersey  08034
                   __________________________________________
                     Address of Principal Executive Office
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_________________________________

Part II - Rules 12b-25(b) and (c)
_________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

______________________________

Part III - Narrative
______________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant's Form 10-K cannot be filed timely because Arthur Andersen LLP, Registrant's independent public accounts, are continuing to perform audit procedures with respect to the financial statements for the eleven months ended December 31, 1996, and therefore are not able to determine the type of report, if any, to be issued upon completion of the audit. The statement of Arthur Andersen LLP required by Rule 12-25(b) is attached hereto as "Exhibit A".
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_____________________________

Part IV - Other Information
_____________________________

       (1) Name and telephone number of person to contact in regard to this notification:

          Patrick J. Wujcik, Esq.        609        354-9000
       ------------------------------------------------------------
       (Name)                        (area Code)(Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes    [_] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       [X] Yes    [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See "Exhibit B"
                             THE SCORE BOARD, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.


                                       The Score Board, Inc.

Date:  March 31, 1997                  By:      /s/   Michael D. Hoppman
                                             ----------------------------
                                       Name:   Michael D. Hoppman
                                       Title:  Vice President - Finance,
                                       Chief Financial Officer
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                                  "EXHIBIT A"



March 31, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Gentlemen:

We have read Part III of Form 12b-25 dated March 31, 1997, of The Score Board, Inc., filed with the Securities and Exchange Commission on March 31, 1997, and are in agreement with the statements contained herein.



Very truly yours,


ARTHUR ANDERSEN LLP





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                                  "Exhibit B"
       Registrant recently changed its fiscal year-end from January 31 to December 31, making the fourth quarter ended December 31, 1996 a two-month period and the year ended December 31, 1996 an eleven-month period. Net sales for the two months ended December 31, 1996 are expected to be between $4.0 million and $4.5 million, compared to $18,945,000 for the three months ended January 31, 1996. Registrant expects to report a net loss between $4.8 million and $5.3 million for the fourth quarter ended December 31, 1996, compared to a net loss of $8,960,000 in the prior year's fourth quarter.
       Net sales for the eleven-months ended December 31, 1996 are expected to be between $42.2 million and $42.7 million, compared to $74,953,000 for the twelve-months ended January 31, 1996. Registrant expects to report a net loss for the eleven-month period ended December 31, 1996 of between $17.3 million and $17.8 million, compared to $8,204,000 for the twelve-months ended Janaury 31, 1996.
       Arthur Andersen LLP, Registrant's independent public accounts, are continuing to perform audit procedures with respect to the financial statements for the eleven months ended December 31, 1996. See response to Part III of Form 12b-25.